Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Moderator: Jason Parsons
February 10, 2017
10:00 a .m. ET

Operator:	This is conference # 87956021.

Good morning. My name is Heidi and I will be your conference facilitator today. At this time, I would like to welcome everyone to the AAM’s fourth quarter and full year 2016 earnings conference call.

All lines have been placed on mute to prevent any background noise.  After the speaker’s remarks, there will be a question and answer period.  If you would like to ask a question during this time, simply press the star key then the number one on your telephone keypad.  If you would like to withdraw the question, press the pound key.

As a reminder, today’s call is being recorded. I would now like to turn the call over to Mr. Jason Parsons, Director of Investor Relations. Please go ahead, Mr. Parsons.

Jason Parsons:	Thank you, and good morning, everyone. Thank you for joining us today and for your interest in AAM.

Earlier this morning, we released our fourth quarter and full year 2016 earnings announcement. You can access this release on our website, www.AAM.com, or through the PR Newswire services. A replay of this call will also be available beginning at 1:00 PM today through 11:59 PM Eastern time February 17 by calling 855-859-2056, reservation number 87956021.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Before we begin, I would like to remind everyone that the matters discussed in this call may contain comments and forward-looking statements subject to risks and uncertainties. Which cannot be predicted or quantified, and which may cause future activities and results of operations to differ materially from those discussed. For additional information, we ask that you refer to our filings with the Securities and Exchange Commission.

Also during this call, we may refer to certain non-GAAP financial measures. Information regarding these non-GAAP measures as well as a reconciliation of these non-GAAP measures to GAAP financial information is available on our website.

During today’s call, we will make reference to AAM’s pending acquisition of Metaldyne Performance Group, or MPG. Today’s call is not intended and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy securities of AAM or MPG. The pending acquisition is addressed in a preliminary registration statement on Form S-4 that is on file with the SEC.

This Form S-4 serves as a preliminary joint proxy statement. It is not complete and may be changed. The joint proxy statement will be mailed to stockholders of AAM and MPG after the registration statement is declared effective by the SEC.

Investors should read this information in its entirety. Information regarding the participants in the proxy solicitation is contained in each company’s annual proxy materials filed with the SEC. Over the next couple months, we expect to participate in the following conferences, the JPMorgan Global High-Yield and Leveraged Finance conference on February 28, and the Bank of America Merrill Lynch New York Automotive Summit on April 12.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

In addition, we are always happy to host investors at any of our facilities. Please feel free to contact me to schedule a visit. With that, let me turn things over to AAM’s, Chairman and CEO, David Dauch.

David Dauch:
Thank you, Jason, and good morning to everyone. Thank you for joining us today to discuss AAM’s financial results for the fourth quarter and full year of 2016. Joining me on the call today are Mike Simonte, our President, and Chris May, our Vice President and Chief Financial Officer.

To begin my comments today, I’ll review the highlights of our fourth-quarter and full-year 2016 financial performance. Next, I will comment on AAM’s 2017 standalone outlook and our new and incremental business backlog. And lastly, I will provide a quick update on AAM’s pending acquisition of MPG before turning things over to Chris. After Chris covers the details of our financial results, we will open up the call for any questions that you all might have.

Let me start by stating that in 2016, AAM achieved another year of record sales and gross profit, strong global operational performance and new business wins that will further diversify our business. A quick summary of our 2016 financial performance is as follows, and let me first start with sales.

AAM’s fourth-quarter 2016 sales were $946.5 million. For the full year 2016, AAM’s sales increased to $3.95 billion, a new annual record for AAM. This sales growth was despite year-over-year headwinds related in part to lower metal market pass-throughs and foreign currency translation.

Second, as it relates to EBITDA, AAM’s adjusted EBITDA in the fourth quarter of 2016 was $148.2 million or 15.7 percent of sales. This is compared to $137.5 million in the fourth quarter of 2015 or 14.3 percent of sales.

For the full year of 2016, AAM’s adjusted EBITDA was up to $619.4 million. This is another record year for AAM, and it represents an 8.5 percent increase compared to full year 2015. AAM’s adjusted EBITDA margin was 15.7 percent for the full year of 2016, compared to 14.6 percent for the full year of 2015.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Third, AAM’s adjusted EPS in the fourth quarter of 2016 was $0.78 per share, compared to $0.67 per share in the fourth quarter of 2015. For the full year of 2016, AAM’s adjusted EPS was $3.30, compared to $2.88 in the full year of 2015.

From a cash perspective, AAM closed out the year with solid cash flow performance. AAM’s adjusted free cash flow in the fourth quarter of 2016 was $62.8 million. For the full year 2016, AAM’s adjusted free cash flow was $198.6 million, compared to $189.5 million for the full year of 2015.

Chris will provide additional information regarding the details of our financials in a few minutes here. But before we review our 2017 outlook, let me reiterate again that 2016 was another successful year for AAM. Whereby we set many financial records along the way.

And despite some of the global headwinds and significant launch activity, AAM’s worldwide operations continued to perform at extremely high levels. And our record operational profit metrics reflect the ability of our associates to achieve demanding productivity initiatives, and display operational excellence on a day-to-day basis.

As it relates to 2017, AAM is reaffirming the standalone targets we shared with you at the Deutsche Bank conference in Detroit on January the 11. We expect it to be another record year for AAM sales and profitability. We believe the trend in global automotive market conditions will continue to be very strong and positive over the next couple of years.

For the full year of 2017, we expect the US light vehicle sales to be approximately 17.5 million units. While this represents a flat SAAR year over year, these historically high sales levels combined with continued favorable mix in the truck, SUV and crossover vehicle product segments, coupled with AAM’s new and incremental business backlog, provides great opportunity for AAM to continue our streak of record sales and record profits.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Based on these industry sales assumptions and the anticipated launch timing of AAM’s new business backlog, we are targeting full-year sales in the range of $4.1 billion to $4.2 billion in 2017. In 2017, AAM will support 23 major product and program launches that will drive profitable sales growth and further gains in our business diversification.

Some of these launches include power transfer units and rear drive modules with our EcoTrac disconnected all-wheel drive technology for GM’s Chevy Equinox and GMC Terrain, both here in North America as well as equivalent models in China. Power transfer units for a Ford crossover vehicle in China. Rear axle and driveshafts for a MAN light vehicle commercial program in Brazil, expanded capacity and volumes for our EcoTrac all-wheel drive systems for crossover vehicles with Fiat Chrysler in China. And front-wheel-drive units for SUVs for Jaguar Land Rover in Europe.

For the full year 2017, AAM is targeting adjusted EBITDA margins of the range of 15.5 percent to 16 percent of sales. AAM is targeting adjusted free cash flow in the range of $175 million to $200 million for the full year of 2017, and AAM is targeting capital spending of 6.5 percent to 7 percent of sales for 2017. This increased level of capital spending in 2017 will support our new and incremental business backlog, as well as future replacement programs that you are aware of.

As far as future business goes, we have communicated AAM’s new and incremental business backlog of $875 million covering the years of 2017 through 2019. And the cadence supporting that is $375 million in 2017, $250 million in 2018, and $250 million in 2019. And we continue to work on approximately $1 billion of quoted and emerging business opportunities that will run across our entire product portfolio and are geographically and customer diverse.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Before I turn things over to Chris, let me provide you a quick update on our proposed acquisition of MPG. Presently, we’re currently on track to close the transaction in the first half of 2017 which we initially communicated back to you in the November period of time. As we look forward to satisfying the remaining closing conditions, we are busy planning for the integration process of these two companies and are committed to be ready on day one.

We have mobilized our integration management office, or IMO office, to support and coordinate both pre- and post-close activities. And the IMO office will report directly to a steering committee made up of myself, and AAM’s President Mike Simonte, along with MPG’s Chairman, George Thanopoulus and their President and CEO, Doug Grimm.

The goal of the IMO office is to drive synergy capture of at least $100 million to $120 million in identified annual savings. Prepare for the flawless anonymous launch of combined entities and operations so that we are seamless and anonymous to our customers. Lead change management activities in the culture integration of these two companies, and design and launch simple clear integration process for all of our stakeholders.

And clearly the IMO will benefit from AAM’s rigorous program management discipline, along with MPG’s extensive M&A and integration experience. And while we continue to operate as two separate companies until the transaction is closed, we’re excited to begin the integration and synergy attainment process. At the same time, as we look towards what we expect to be a transformational year for AAM in 2017, we will be very laser focused on our commitment to provide our customers with world-class quality, operational excellence and technology leadership.

That concludes my comments for this morning. I’d like to thank each and every one of you for your attention today. Let me now turn the call over to our Vice President and Chief Financial Officer, Chris May. Chris?

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Chris May:	Thank you, David, and morning to everyone. Today, I will cover the financial details of our fourth-quarter and full-year 2016 results. So let’s go ahead and get started with sales.

As David mentioned, AAM’s sales in the fourth quarter of 2016 were $946.5 million compared to $958.4 million in the fourth quarter of 2015. AAM’s non-GM sales for the quarter were flat at approximately $323 million.

For the full year 2016, AAM’s sales increased to $3.95 billion as compared to $3.9 billion in the full year of 2015. This sales increase was despite an approximately $40 million headwind related to lower metal market pass-throughs to our customers, and foreign currency translation. And a year-over-year reduction of approximately $50 million related to a North American commercial vehicle program that we exited in the second half of 2015.

Non-GM sales for the full year of 2015 were approximately $1.3 billion and the same amount in 2016. AAM’s content per vehicle is measured at the dollar value of our product sales supporting our customers North American, light truck and SUV programs.

In the fourth quarter of 2016, AAM’s content per vehicle was $1,634, compared to $1,645 in the fourth quarter of 2015. The reduction is primarily the result of annual price downs from our customers.

On a sequential basis, AAM’s content per vehicle in the fourth quarter of 2016 was up $22 as compared to the third quarter of 2016. The primary driver of the sequential increase in content per vehicle was favorable mix and seasonally higher four-wheel-drive penetration. In the fourth quarter of 2016, four-wheel-drive penetration reached approximately 74 percent, up from 71 percent in the third quarter.

Now, let’s move on to profitability. In both the fourth quarter and full year 2016, AAM continued to deliver strong, operating profit metrics.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Gross profit was $176.1 million or 18.6 percent of sales in the fourth quarter of 2016. This compares to $159.8 million or 16.7 percent in the fourth quarter of 2015. For the full year of 2016, AAM achieved record gross profit of $726.1 million or 18.4 percent of sales.

Adjusted EBITDA, or earnings before interest, taxes and depreciation and amortization, was $148.2 million in the fourth quarter of 2016 or 15.7 percent of sales. Adjusted EBITDA in the fourth quarter of 2016 excludes the impact of $22.2 million of restructuring and acquisition-related costs.

These costs reflect professional fees and other transaction expenses related to pre-merger integration activities as part of our pending acquisition of MPG. It also reflects restructuring charges and expenses related to a plant closure in India, and a global restructuring program that was initiated in the fourth quarter of 2016. This program is focused on creating a more streamlined organization, in addition to reducing our cost structure and preparing for upcoming acquisition integration activities.

Adjusted EBITDA in the fourth quarter of 2015 was $137.5 million or 14.3 percent. Adjusted EBITDA in the fourth quarter of 2015 excludes the impact of $0.8 million of debt refinancing and redemption costs. So for the full year of 2016, AAM’s adjusted EBITDA increased nearly $50 million to $619.4 million.

Adjusted EBITDA margin for the full year of 2016 was 15.7 percent of sales compared to 14.6 percent in the full year of 2015. Adjusted EBITDA in the full year of 2016 excludes the impact of $26.2 million of restructuring and acquisition-related costs, and a $1 million non-recurring investment gain that we previously disclosed. AAM continues to capitalize on strong capacity utilization trends in North America, lower net manufacturing costs resulting from productivity improvements, operational excellence across our global facilities and a favorable environment as it relates to certain commodity costs, including the impact of foreign exchange.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Now, let me cover SG&A and interest. SG&A expense, including R&D, in the fourth quarter of 2016 was $84.4 million or 8.9 percent of sales. This compares to $72.7 million in the fourth quarter of 2015 or 7.6 percent of sales.

AAM’s R&D spending in the fourth quarter of 2016 was $37.5 million compared to $31.3 million in the fourth quarter of 2015. The R&D trend in the quarter is consistent with the full year that I will discuss next.

For the full year 2016, SG&A expense was $319.2 million or 8.1 percent of sales. This compares to $277.3 million for the full year of 2015 or 7.1 percent of sales. A significant driver of increased SG&A spending in 2016 compared to 2015 was R&D spending.

AAM’s R&D spending for the full year of 2016 was approximately $140 million compared to approximately $114 million for the full year of 2015. This increase in R&D spending is primarily related to investments in advanced technologies such as our quantum light axles and drive units, next-generation EcoTrac disconnecting all-wheel drive systems, our EAM hybrid and fully electric drive lines and our developing mechatronics and electronic control system technologies and capabilities. SG&A in 2016 also reflected wage and benefit inflation and higher incentive compensation accruals.

Net interest expense was $22.9 million in the fourth quarter of 2016 compared to $23.9 million in the fourth quarter of 2015. For the full year of 2016, net interest expense was $90.5 million as compared to $96.6 million in 2015. This decrease mainly reflects the favorable impacts of prepaying our term loan in December of 2015.

Before I address tax expense let me review other income. The two primary components of other income for AAM are foreign exchange gains and losses, and earnings from Hefei joint venture in China.

Other income was $4.8 million in the fourth quarter of 2016 compared to $1.1 million in the fourth quarter of 2015. The increase in the fourth quarter of 2016 mainly relates to the net favorable impact of foreign exchange remeasurement gains primarily related to the Mexican peso. For the full year of 2016, other income was $8.8 million compared to $12 million for the full year of 2015.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

In both 2016 and 2015, AAM benefited from the net favorable impact of foreign exchange gains, again, primarily related to the remeasurement of the Mexican peso denominated assets and liabilities. As we discussed previously, these quarterly financial exchange remeasurements can increase or decrease other income every period based on the quarter-end exchange rate and we are subject to the uncertainty of currency movements each quarter.

With that, I’m going to move onto taxes. AAM’s income tax expense in the fourth quarter of 2016 was $4.5 million. AAM’s income tax expense for the full year of 2016 was $58.3 million compared to $37.1 million in 2015.

For the full year of 2016, AAM’s effective tax rate was 19.5 percent compared to approximately 14 percent for the full year of 2015. As we had anticipated and communicated in previous earnings calls, we ended up at the high end of our range of 15 percent to 20 percent for the full year of 2016. Also keep in mind when comparing 2016 to 2015, that in 2015 we had a favorable adjustment to income tax expense of $11.5 million related to the resolution of our transfer price audits in Mexico.

Taking all of these sales and cost drivers into account, GAAP net income was $46.9 million or $0.59 per share the fourth quarter of 2016 compared to $62.9 million or $0.81 per share in the fourth quarter of 2015. For the full year of 2016, AAM’s GAAP net income was $240.7 million or $3.06 per share compared to $235.6 million or $3.02 per share for the full year of 2015.

GAAP net income and earnings per share include the impact of restructuring and acquisition-related costs, debt refinancing and redemption costs and non-recurring items discussed on this call and noted in our earnings press release. EPS adjusted to exclude these items was $0.78 per share for the fourth quarter of 2016 and $3.30 for the full year of 2016.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Now, let me address cash flow and the balance sheet. AAM defines free cash flow to be net cash provided by operating activities, less capital expenditures net of proceeds from the sale of property plant and equipment and government grants. AAM defines adjusted free cash flow to be free cash flow excluding the impact of cash payments for restructuring and acquisition-related costs.

Net cash provided by operating activities for the full year of 2016 was $407.6 million. Capital expenditures net of proceeds from the sale of property plant and equipment and government grants for the full year of 2016 was $218.5 million, which represents 5.5 percent of sales. Cash payments for restructuring and acquisition-related activity for the full year of 2016 were $9.5 million.

Reflecting the impact of this activity, AAM generated adjusted free cash flow of $198.6 million for the full year of 2016 compared to $189.5 million for the full year of 2015. As previously discussed, adjusted free cash flow in 2016 includes the impact of approximately $30 million of payments related to Mexican transfer pricing issues, and a $20 million customer collection related to an upcoming capacity increase requirement.

All in all, it was another very strong cash flow generating year for AAM. Over the last three years, AAM has generated over $0.5 billion in free cash flow. AAM is certainly hitting its stride on the free cash flow delivery, and is looking forward to continuing that trend in 2017.

Now let me address some key credit metrics and our year-end liquidity position. AAM’s net leverage ratio, or the ratio of net debt to adjusted EBITDA, was approximately 1.5 times at 2016 year end.

Since the end of 2012, AAM has averaged an annual net leverage reduction over half a turn and has reduced net leverage by 2.5 times total during this four-year period. AAM’s interest coverage, or the ratio of adjusted EBIT to net interest, was 4.6 times at 2016 year end.

AAM ended 2016 with total available liquidity of over $1 billion, consisting of available cash and borrowing capacity on AAM’s global credit facilities. In 2016, we continued to strengthen the balance sheet and provide the Company with the flexibility to consider significant strategic actions. We are well positioned financially heading into 2017, and towards our transformational acquisition of MPG.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Before we move onto the Q&A, let me close my comments with a quick note on our 2017 standalone guidance. The key guidance targets for the full year 2017 remained unchanged from our January disclosures, and they are as follows.

We’re targeting full-year sales in the range of $4.1 billion to $4.2 billion. We are targeting EBITDA margin the range of 15.5 percent to 16 percent of sales. We’re targeting adjusted free cash flow in the range of $175 million to $200 million, and lastly we estimate capital spending of approximately 6.5 percent to 7 percent of sales.

At the appropriate time after the closing of the MPG acquisition, we expect to provide 2017 targets for the post close combined company. So stay tuned.

I will close my prepared remarks today by simply stating that 2017 is sure to be an exciting year for AAM. With continued sales and earnings growth that will drive additional value to our shareholders, it’s certainly a great time to be part of the AAM team.

Thank you for your time and participation on the call today. I’m going to stop here and turn the call back over to Jason so we can start the Q&A. Jason?

Jason Parsons:
Thank you, Chris and David. We have reserved some time to take questions. I would ask that you please limit your questions to no more than two. So at this time, please feel free to proceed with any questions you may have.

Operator:
At this time, I would like to remind everyone, in order to ask a question, please press star then the number one on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.  Your first question comes from Rod Lache, from Deutsche Bank.  Please go ahead.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Rod Lache:
Good morning, everybody. I had a couple things. I was hoping maybe you could walk us through this gross profit increase on lower revenue, what some of the drivers were, whether we should extrapolate from this level of SG&A, and I don’t know if you said this before, but the $20 million receipt which you pointed out in Detroit a couple weeks ago for this capacity increase, what product is that for?

Chris May:
OK. Rob, let’s start with the gross profit walk first. In terms of sequential 2015-2016 you are correct. We had GP of $160 million last year in 2015 we ended up $176 million here in Q4 of 2016. Volume off just a slight bit, so a slight decline for volume and mix.

We certainly have seen some benefits as it relates to our material and freight, in particular freight related with lower fuel surcharges but also we had lower consumption of freight through some productivity initiatives, so we saw some pure productivity as it relates to that element of our cost structure.

We did have some benefits as it related to FX, kind of on a year-over-year basis primarily related to the peso. Roughly call it 40-60 basis points improvement in terms of that measurement, and quite frankly year-over-year we had some good productivity in our facilities. I would call those the major moves of our gross profit.

David Dauch:	This is David. With respect to the SG&A expense, obviously we trended up a little bit year-over-year, but we’re heavily focused on our Gen 2 Equitrac disconnected all-wheel-drive system.

We’re also focused on our quantum execution as it relates to revolutionary design for some of our beam and independent axle applications. So it’s a point in time to where we are, but it continued focus on technology leadership.

And then with respect to your question about the $20 million in CapEx payment for the capacity program, it’s on a crossover vehicle program that is a global program in nature. I’m not at liberty to really speak to the customer at hand itself, but you’re probably smart enough to figure that out.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Rod Lache:
I think we – thanks, I think you gave us enough on that.  Just lastly, I was hoping could maybe talk a little bit about any thoughts on flexibility in the event of border adjustments or changes in tax policy that could affect your customer’s footprint for pickup production? Any thoughts you might have on how axle may be able to respond. Whether you think that would require some kind of response from American Axle?

David Dauch:
Let me first say that like many other suppliers right now we are kind of in the wait-and-see mode at this point in time. The Trump administration needs to clearly articulate and communicate their policies. The OEMs need to digest that, and clearly they’ve had some discussions with them, and they need to determine their plant loading strategies.

Once they determine their plant loading strategies, then we clearly can determine our plant loading strategies from there. Our desire is to try to manufacture in close proximity to our customers use locations. However, as you know, we’re a strong US manufacturer in addition to strong in Mexico, and other continents around the world.

We have a flexible manufacturing footprint that we could relocate some of the work if need be. Based on the policies and procedures that come out in the future but at this time we’re not making any adjustments right now until such time as we understand the policies themselves and we understand how it’s going to impact the decisions of the OEMs. We do have a manufacturing footprint here in the US that is very strong, and our three rivers facility, as well as capability here in Detroit.  And with MPG we pick up 30 US facilities so we will be able to have flexibility in our workforce going forward and our locations.

Rod Lache:	Great. Thank you.

David Dauch:	Thanks, Rod.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Operator:	Your next question comes from Brian Johnson, from Barclays. Please go ahead.

Brian Johnson:
Just want to follow-up on that last thing around the BAT recognizing its preliminary. But could you give us a sense of where the inputs to your Silao and Guanajuato facilities are coming from in terms of steel, cast and forged parts.

And a couple things, one, is it raw SBQ or is it forged cast parts coming in. If it’s forged and cast parts are those from Mexico or from the US? And I guess three, as you think through the integration, is there an opportunity to export more value into that Mexican facility by using the MPG/US footprint to send components for final assembly indoor machining down to Mexico?

David Dauch:	Brian excellent point. And as I just said to Rod, clearly we have a very diverse manufacturing footprint, especially here in North America with both the US and Mexican operations.

We are exporting some product from the US today, forging as well as casting as far as being sent down to Mexico. At the same time, we are manufacturing some forgings ourselves in Mexico, but predominantly most of the steel is being consumed out of the US to support that.

And then there is some castings produced in the US that are sent down, but also other castings that are made in Mexico. This is where we will demonstrate the flexibility of our global footprint as to how we load our plants going forward based on the OEM’s decision and the Trump administration policies. So Chris, any other comments you might want to make?

Chris May:
Another point to that Brian, is of course as we get into these details I’m sure others will have questions on the call. At the end of the day when it comes to these rules, details will matter.  You are asking about the content in terms of our production in Mexico, and I would tell you a high component or high value of our production in Mexico is actually sourced on incoming parts from the US in excess of 50 percent of our content. To David’s point we will have the flexibility and we will have to follow-through with the details on that.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Brian Johnson:
Yes. That was going to be my follow-on question. I guess a second question -- if it were to come, some of the come back North of three rivers or elsewhere, would it just be one for one machines moving North like they moved South in the past, or would there need to be some incremental CapEx for either facilities or for a higher level of automation?

David Dauch:
In most cases we would relocate appropriate equipment, but we would also evaluate what we need to do from a productivity and automation standpoint as well to maintain our cost competitiveness in the marketplace.

So, again, it will be determined on the individual program and the customer themselves and their desires as well as ours, but we’ve got the flexibility to move our equipment as well as we will focus on the productivity and automation and the enhancement of the product going forward.

Brian Johnson:	OK. Thank you.

Operator:	Your next question comes from Joe Spock, from RBC Capital Markets. Please go ahead.

Joe Spock:
Thanks, good morning. Chris, was wondering if you could walk through some of the puts and takes to the margin guidance for next year. Specifically, if the peso stayed at current levels, how much of a tailwind do you think that would be? And then, similarly, you’re putting in a higher volume, but as David went through, a lot of launches. Is volume actually a margin drag for you? Given the mix of that volume in 2017?

Chris May:
I will answer your questions, and your first answer would be no, it is not a margin drag. If we think about where we ended this year, about $620 million we’ll talk on EBITDA basis, we would get a pickup of some contribution margin and EBITDA margin on that new business.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Of course we will have some takes against that with our continued annual pricedowns.  I think roughly 1 percent of sales is a rule of thumb. And then you asked about the peso at current levels.

Well that would be great to enjoy at current levels, we are on a rolling hedge program so we typically would not reach the spot rate on a weakening basis of the peso.  But that said, we will have some tailwind associated with the peso, think 20-40 basis points over the course of the year based on our hedging programs, and of course we have year over year productivity.  Again some of the other elements (inaudible).

Joe Spock:
Great. That’s helpful. And then, you’ve been able to spend more time with MPG since the integration teams are up and running, is there anything more you can give in terms of confidence around the synergies? Maybe any surprises that came up, or opportunities?

It sounds like one of the things you were thinking about is maybe opportunities to help deal with some of the tax law changes. Any more color you could provide there would be helpful.

David Dauch:
Joe, this is David. We’re highly confident we can deliver on a synergistic value that $100-120 million. I’ve had the opportunity to personally travel, and view a lot of their facilities around the world. I’ve been very favorably impressed with what I’ve seen.

There are opportunities for best practices to be shared between our organization and their organization, that will drive further productivity and maybe synergistic opportunities.

But I’m very pleased with what I’ve seen. The teams are very focused from an operational standpoint as well as from the corporate standpoint of putting together the optimized organization, looking at the appropriate opportunities when it comes to the procurement side, direct, indirect and insourcing. We are very confident we can deliver on the synergistic values we’ve communicated.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Chris May:
And Joe, you had also asked about taxes and I think we’ve talked about previously, that we saw some cash tax synergies with the combined entity and of course that’s a current tax law. We would evaluate whatever comes our way in terms of the changes but big picture, if a lower rate comes in that’s even better.

Joe Spock:	Thanks a lot, guys.

David Dauch:	Thanks, Joe.

Operator:	Your next question comes from Ryan Brinkman, from JPMorgan. Please go ahead.

Male:
Good morning, this is (Samik) on behalf of Ryan Brinkman. I did first want to start in South America and if you could give us an update on the production volumes on the platforms you support there?  I believe GM and (Volkswagen).  Are you seeing an improvement in the outlook for production volumes with the market starting to improve or show some signs of a recovery? What are you probably seeing there on the ground?

David Dauch:
As far as our business, we think we have reached the bottom in regards to Brazil. We are seeing some favorable schedules coming back. I wouldn’t say that’s material in nature. Don’t read too much into it. But at the same time our team has done an outstanding job restructuring and resizing and recovering that business in a very difficult situation as we are all faced with in South America right now.

But we have no other news really to report other than the fact that our team’s operating as best they can in a difficult environment. We see schedules starting to get a little bit stronger than what they historically have been here lately.

Male:	OK. And as a follow up more on the research and development expenses you had, they pick up from 2015 to 2016. How should we think about 2017?

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

I think in 2016 it was like 3.5 percent of sales, how should we think about 2017?  And then more longer-term as you saw some of the electrification of vehicles with your advanced technologies, how should we think about longer term where your research and development expenses should be?

David Dauch:
I think you should look at 2017 as being similar to 2016. Clearly as I just mentioned to you we are going through a significant period right now as it relates to preparing for new business launches to support replacement as well as new business. We are also working on some extensive advanced development activity on our Gen 2 Equitrac disconnecting all-wheel drive, our quantum work in a number of other technology initiatives.

Again, we’re committed to being a technology leader in the segments that we serve, and we are putting our money behind our mouth and we will deliver on favorable results that will lead to new business - profitable business. So to answer your question, it should be similar to year over year.

Male:	OK. Got it. Great. Thank you.

Operator:	Your next question comes from the line of John Murphy, from Bank of America Merrill Lynch. Please go ahead.

John Murphy:
Good morning, guys. Just a first question on the cadence of GM’s truck production through the course of the year, I mean they kind of highlighted that they’re going to take some downtime for retooling for the next truck in the second half of the year.

Just curious how that is going to impact the flow of your earnings through the course of the year, and what kind of cost you might incur for that process?

Jason Parsons:
In terms of production we see it very seasonal to where we saw 2016. We see the schedules continue to remain strong and healthy and I would not spike out any particular product launch cost associated with the transition. We will have a little bit, but we have some of that going on every year.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Michael Simonte:
John, this is Mike.  The other thing that’s going to happen in the second half of this year is we certainly believe and hope it will, we’ll be a merged company at that point in time and this truck program while still vital and important to our company, you won’t notice the movement the quarter by quarter movements quite as much anymore because we will have a whole host of new powertrain and transmission technology products from MPG side launching, and affecting our earnings as well.

Our sort of quarterly cadence will start tracking the market much more closely, particularly here in North America.

John Murphy:	But specifically you guys are not seeing this volume downtime that they’re talking about in the second half of the year in the schedules you’re seeing?

Michael Simonte:
There is downtime reflected in the schedules, John, remember, we will be localize a particular facility. Other facilities will be able to pick up capacity, work weekends, run some overtime. There’s a little bit of additional capacity kind of put into GM’s planning for this program, as you know. I don’t think you’ll see the quarter by quarter cadence be all that significant.

John Murphy:	OK, that’s incredibly helpful.

David Dauch:
John, again, we forecasted the K2XX volumes at about 1.25 million units this year.  So to Mike’s point we may see some ups and downs based on the different assembly, but overall we’re still seeing a very strong cadence for the K2XX program.

John Murphy:
That’s helpful. And a second question on Mexico. When you guys locate capacity or have located capacity down in Silao and Guanajuato, when you make those decisions, what is the driving force behind that decision?

Is it purely labor cost, or is there co-location with customer facilities? It seems like there’s a lot of factors that go on here, and if you could just generally say, if you had to move those plants back north on a like for like basis, would it really just be labor costs that would be higher?

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

David Dauch:
Again John, the predominant thing that helps us make that decision is we want to try to produce our product in the country that the product is consumed in and used in.  Clearly we try to do that in concept with our customers there. They prefer a greater level of localization as well, because it mitigates risk in the supply chain. So, that’s a key element in regards to our sourcing decisions.

Clearly we have to look at productivity and throughput, and overall cost. But we can balance that no matter where we operate from a geographic standpoint. So, clearly there’s a difference between the Mexican labor rate and the US labor rate, so we were able to or required to bring certain things back to the US then we would look at what we need to from automation and productivity standpoint, and balance things accordingly.

Chris May:	And also we look at it from a full cost basis, John. Things like logistics and energy costs also come into play and are not always the lowest cost in Mexico. We have to balance those out.

John Murphy:	The key driving force is localizing with your customer as opposed to cost for you?

David Dauch:	Yes. Absolutely.

John Murphy:	Thank you very much.

Operator:	Your next question comes from Brett Hoselton, from KeyBanc. Please go ahead.

Brett Hoselton:
Good morning, gentlemen. I wanted to ask you about your backlog and two things here. One, you talked about margins being a little bit lower on your replacement business versus the K2XX business. Can you possibly give us some indication of what the order of magnitude is on the margin front?

David Dauch:
Brett, this is David. What we’ve communicated in the past is that the contribution margins on our full-size truck program operate around that 30 percent level. And we said as we brought new business on, passenger car, crossover vehicle, and other type of work, it would probably be in that 20 percent - 25 percent range.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

As we also communicated in the last call and at the Deutsche conference, we’re trying at the higher end of that range, so therefore the material impact is not that great from a margin standpoint.  And then we are working on a number of cost reduction initiatives internally within the organization in order to address any gap that might exist. But we are trending at the high-end of the range that we communicated.

Brett Hoselton:
Thank you, David. And as we look at beyond 2019, I know we are early. You don’t necessarily have your business necessarily booked up beyond that timeframe. I know that you are also looking at some businesses at this point in time, and have a feel for how much you might likely win.

As we think about the 375, 250, 250, is that a reasonable range or run rate to expect on that 2020 timeframe and beyond, or is that likely to go up or down, any general sense you have at this point?

David Dauch:
We typically are $1 billion in new and incremental opportunity. Our hit rates and that 25 percent, 30 percent rate area. Most of what we are quoting on right now would favorably impact 2019, 2020, 2021 period of time, a little bit maybe in ’18 but more in ’19 through ’21.

I would actually expect the outer numbers to grow over time. And obviously with the acquisition of MPG going forward we will have to factor that into our backlog and factor that into our quoting opportunities, but overall I’d expect things to grow in the future.

Brett Hoselton:	OK. Thank you very much, gentlemen.

Operator:	Your last question comes from Itay Michaeli, from Citi. Please go ahead.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Itay Michaeli:
Great, thanks, good morning everyone. A couple questions on the 2017 outlook, I’m hoping you can frame the impact on commodity costs, on the P&L, as well as any cost savings on from the restructuring you’ve done in the fourth quarter.

Chris May:
As it relates to the commodity, as I mentioned earlier about 20 to 40 basis points tailwind improvement as it relates to the FX side of the house, most of that driven by the peso, but we also have offsets in other currencies that work against that a little bit.

I would frame that in terms from an FX standpoint I don’t see a lot more tailwind as it relates to fuel surcharges and freight related so we should be relatively flat year over year in terms of that input.

Itay Michaeli:	Great. And the cost savings from the restructuring?

Chris May:
We began that program in earnest in the fourth quarter of 2016, and you saw for example, our SG&A was a little bit elevated in 2016. I would expect that to start to trim down to moderate into the mid-7 percent range, versus where its run rate was in 2016, that’s probably going to be one of the key drivers to that. And we should see some enhanced productivity through our plants in terms of some of this other indirect inputs as part of that process, and that’s all been included in our guidance that we shared with you.

Itay Michaeli:
That’s very helpful Chris.  And then two quick follow-up as part is, do you have the year end pension number in terms of the underfunding for the company as well as anything to think about in terms of the cadence of your incoming backlog in 2017?

Chris May:
Yes, as relates to the pension we’re about $100 million liability, $100 million liability, and you’ll see all the detail today we will file the K at the end of the business day. It’s about $100 million per get increased slightly due to lower discount rate.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Moderator: Jason Parsons
02-10-17/10:00 a.m. ET
Confirmation # 87956021

Itay Michaeli:	And then just on the backlog, anything to think about in terms of the cadence of the new business coming in this year or is a fairly balanced?

Chris May:	Fairly balanced, relatively flat.

Itay Michaeli:	Great that’s very helpful, thanks so much guys.

Jason Parsons:	Thank you Itay, and we thank all of you for participating on this call, and appreciate your interest in AAM. We certainly look forward to talking with you in the future.

Operator:	This concludes today’s conference call. You may now disconnect.

END